EQUITABLE MINERAL & DEVELOPMENT INC

4440 S. PIEDRAS DR, SUITE 136

SAN ANTONIO, TX 78228

Telephone (210) 585-1813

Fax (210) 791-8292

July 16, 2020

The United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attn:Kevin Dougherty

Laura Nicolson

Wei Lu or Ethan Horowitz

           Loan Lauren Nguyen

Re:Equitable Mineral & Development Inc.

Registration Statement on Form S-1

File No. 333-237976

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies / Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Equitable Mineral & Development Inc. (the "Registrant" or the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-237796), as amended (the “Registration Statement”), so that it may become effective at 12:00 p.m. Eastern Daylight Time on July 22 2020, or as soon as practicable thereafter.

•Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

•The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

•The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Equitable Mineral & Development Inc.

/s/ Timothy Austen Gard

Timothy Austen Gard

President

cc:Franklin Ogele, Esq.